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                           July 9, 2020

       Xinyu Jiang
       Chief Financial Officer
       Dynamic Shares Trust
       401 W. Superior St., Suite 300
       Chicago, IL 60654

                                                        Re: Dynamic Shares
Trust
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on June 25,
2020
                                                            File No. 333-238098

       Dear Mr. Jiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2020 letter.

       Amendment No. 1 to the Form S-1 filed on June 25, 2020

       The Fund   s derivative investments, VIX Futures Contracts, which are largely linked to equity
       market volatility indexes..., page 17

   1. We note your revised disclosure on page 18 that backwardization existed for an extended period of time from
October 2018 to December 2018 and from January 2020 to April
                                                        2020 in the VIX Futures
Contracts markets, and that if the Fund had been trading during such periods, then the
Fund would have incurred losses. Please update your disclosure under an appropriate
risk factor heading to quantify how the Index and the Fund would have performed during
the recent market volatility in 2020. Please discuss the specific risks associated with
an investment in the Fund during such a market, including the possibility of
substantial investment losses and liquidation of the Fund after such an
 Xinyu Jiang
Dynamic Shares Trust
July 9, 2020
Page 2
         event. Please also address specifically the impact of the market volatility in 2018 on products that tracked the index you reference, including the liquidation of the largest inverse VIX exchange-traded product at the time.
General

2. The Statement of Additional Information should be included as part of your prospectus following the financial statements and preceding any appendices. Please re-number the pages of your Statement of Additional Information so that they are consecutive with the first part of the prospectus.
       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameXinyu Jiang                                  Sincerely,
Comapany NameDynamic Shares Trust
                                                               Division of
Corporation Finance
July 9, 2020 Page 2                                            Office of
Finance
FirstName LastName